Mail Stop 4561

November 25, 2008

Rolla Huff
Chief Executive Officer
Earthlink, Inc.
1375 Peachtree St.
Atlanta, GA 30309

>   **Re: Earthlink, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
>   **and September 30, 2008**
>   **File No. 001-15605**

Dear Mr. Huff:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Competition, page 9

1.   Please expand the discussion of your competition to more fully address competitive conditions in your business, such as an estimate of the number of your competitors and your competitive position, if known or reasonably available. The principal methods of competition should be identified, and positive and

negative factors pertaining to your competitive position, to the extent that they exist, should be explained if known or reasonably available. See Item 101(c)(1)(x) of Regulation S-K. For example, but without limitation, in your discussion of internet services, you should discuss the kinds of companies you are actively competing against (established telecommunications companies, cable companies, etc.).

Proprietary Rights, page 9

2.   You state on page 17 that various forms of intellectual property are critical to your success. In future filings, please provide more robust disclosure of your intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Overview, page 27

3.   Consider including a discussion of your plans for your business once you have completed your restructuring plan initiated in 2007. See Instructions 2 and 3 to Paragraph 303(a) of Regulation S-K.

Results of Operations, page 33

4.   Please provide a more detailed qualitative and quantitative discussion and analysis of any material impact on your results of operations attributed to increases or decreases in the number of narrowband access subscribers and broadband access subscribers. Please note that this comment also applies to your filings on Form 10-Q.

5.   Consider providing further disclosure addressing your restructuring plan and any related trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K. If you know of events that will cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed. Please note that this comment also applies to your filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 62

Note 5. Acquisitions and Asset Purchases, page 77

6.   Your disclosure on page 78 indicates that you used a third-party appraisal to determine the fair value intangible assets acquired from New Edge Holding Company. Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to the intangible assets acquired.

Note 14. Income Taxes, page 90

7.   We note your disclosures regarding FIN 48 on page 94. Please tell us whether you have any unrecognized tax benefits as of December 31, 2007. If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Note 21. Quarterly Financial Data (Unaudited), page 102

8.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K, which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Item 15. Exhibits and Financial Statement Schedules, page 106

9.   Your disclosure states that you provide subscribers with Internet access through various third-party telecommunications service providers, including Level 3 Communications, Inc., Covad Communications Group, Inc., AT&T Inc., Qwest Corporation, Verizon, Time Warner Cable, Bright House Networks and Comcast Corporation. These contracts appear to be material contracts upon which your business is substantially dependent. Provide us with your analysis as to how you determined not to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

10.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

        •   Including the title of the certifying individual when identifying the certifying officer at the beginning of the certification;

- Deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d); and
- Deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008, and March 31, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief